Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Voya Financial, Inc., for the registration of $2,000,000,000 of Debt Securities, Guarantees, Common Stock, Preferred Stock, Depositary Shares, Warrants, and Units and to the incorporation by reference therein of our reports dated February 22, 2022, with respect to the consolidated financial statements and schedules of Voya Financial, Inc., and the effectiveness of internal control over financial reporting of Voya Financial, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

San Antonio, Texas

February 23, 2022